Filed by Hycor Biomedical Inc. pursuant
                                         to Rule 425 under the Securities Act of
                                         1933 and deemed filed pursuant to Rule
                                         14a-12 of the Securities Exchange Act
                                         of 1934.
                                         Subject Company: Hycor Biomedical
                                         Inc.
                                         Commission File No. 000-11647
================================================================================

FOR IMMEDIATE RELEASE

Contact:       Beckman Coulter, Inc.
               Jeanie Herbert (Investor Relations)
               714- 773-7620
               Anne M. Warde (Corporate Communications)
               714- 773-7655

               Hycor Biomedical Inc.
               Reg Jones (Senior Vice President and CFO)
               714-933-3000
               Douglas Sherk, Jennifer Cohn (EVC Group)
               415-659-2285



        HYCOR TO DEVELOP AND SUPPLY AUTOIMMUNE TESTS FOR BECKMAN COULTER
                  New Agreement to Accelerate Beckman Coulter's
                      Aggressive Menu Expansion Initiative

GARDEN GROVE and FULLERTON, Calif. - (September 23, 2003) - Hycor Biomedical Inc. (NASDAQ: HYBD) and Beckman Coulter, Inc. (NYSE: BEC) today announced the signing of a multi-year, exclusive, worldwide agreement under which Hycor will develop and supply a broad menu of automated tests for certain autoimmune disease markers on Beckman Coulter's Access(R) Immunoassay platforms including the UniCel DxI(TM) 800 and the SYCHRON LX(R)i725. The tests, developed using Beckman Coulter's magnetic particle chemiluminescence technology and Hycor's library of proven antigens and antibodies, will accelerate the aggressive immunoassay test menu expansion initiative Beckman Coulter implemented earlier this year.

According to the American Autoimmune Related Diseases Association (AARDA), there are more than 80 autoimmune diseases, which affect 50 million Americans, the majority being women. Autoimmune diseases include multiple sclerosis, juvenile diabetes, scleroderma, lupus, rheumatoid arthritis, and chronic active hepatitis. These diseases cost more than $86 billion annually in health care costs and are the third leading cause of death and disability, following heart disease and cancer. Within approximately five years it is projected that the autoimmune testing market, currently estimated at $200 million, will grow to as high as $360 million as the testing methodology shifts, new therapeutics are developed, and the population ages.

"By automating and consolidating autoimmune testing on our Access system, and differentiating our menu offering through this agreement with Hycor, we have the leverage we need to enter and take significant market share of the high volume autoimmune disease segment," said Michael Whelan, vice president of Beckman Coulter. "Hycor is an innovative pioneer and well established manufacturer of autoimmune testing products and has an extensive menu of proven assays for the clinical laboratory. Their unique competencies in the autoimmune segment of diagnostics further strengthen our ability to impact the market."

"Many high volume clinical laboratories offer autoimmune testing using manual or semi-manual methods," said J. David Tholen, Hycor's president and CEO. "By partnering with major manufacturers of automated immunoassay systems, like Beckman Coulter, we can offer our customers an extremely effective automated immunoassay solution that will eliminate their current inefficient workstations and expand both our and Beckman Coulter's opportunity for the sale of new products."


About Hycor Biomedical Inc.
Hycor Biomedical Inc. discovers, develops, manufactures, and markets diagnostic products for a variety of human medical conditions. These products include high quality automated instrument and reagent systems that use blood samples to test for more than 1,000 different allergies and autoimmune disorders, and urinalysis controls and disposable products under the KOVA(R) brand, the market leader in standardized microscopic urinalysis. Hycor products are used by physicians and clinical laboratories all over the world to provide accurate, reliable test results for physicians and their patients. Headquartered in Garden Grove, California with facilities in Germany and Scotland, Hycor employs more than 140 people worldwide and serves customers in more than 50 countries. Visit Hycor Biomedical's web site at http://www.hycorbiomedical.com.

About Beckman Coulter, Inc.
Beckman Coulter, Inc. is a leading manufacturer of instrument systems, chemistries and supplies that simplify and automate laboratory processes. At the forefront of medical discovery, in clinical research and through the often life-saving process of clinical diagnostics, Beckman Coulter's 200,000 installed systems provide essential biomedical intelligence to enhance health care around the world. Based in Fullerton, Calif., Beckman Coulter's annual sales for 2002 totaled $2.06 billion. Sixty-two percent of this amount was generated by recurring revenue from supplies, test kits and services. For more information, visit www.beckmancoulter.com.

The matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. These risks and uncertainties include, but are not limited to, economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company filings with the Securities and Exchange Commission.

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